UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

TERAWULF Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

88080T 104
(CUSIP Number)

2322 Blaisdell Ave South Minneapolis, Minnesota 55404 (212) 343-8353
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Nazar M. Khan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,589,579
	10	SHARED DISPOSITIVE POWER 4,019,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,609,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON IN

1	Based on 99,976,253 shares of common stock, par value $0.001 per share, of TeraWulf Inc. (the “Issuer”) issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on December 13, 2021.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Yaqeen Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,679,857
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (2)
14	TYPE OF REPORTING PERSON OO

2

Based on 99,976,253 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on December 13, 2021.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Lake Harriet Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 909,722
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (3)
14	TYPE OF REPORTING PERSON OO

3

Based on 99,976,253 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on December 13, 2021.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 9

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Mr. Nazar M. Khan, (ii) Yaqeen Trust I, a Minnesota trust (“Yaqeen Trust I”), and (iii) Lake Harriet Holdings, LLC, a Delaware limited liability company (“Lake Harriet Holdings”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following Reporting Persons:

(i)	Mr. Nazar M. Khan;
(ii)	Yaqeen Trust I; and
(iii)	Lake Harriet Holdings.

(b)	The principal business address for Mr. Nazar M. Khan is 2322 Blaisdell Ave South, Minneapolis, Minnesota 55404. The principal business address for Yaqeen Trust I is 4149 Dupont Ave S, Minneapolis, Minnesota 55409. The principal business address for Lake Harriet Holdings is 2322 Blaisdell Ave South, Minneapolis, Minnesota 55404.

(c)	Mr. Nazar M. Khan is the Chief Operating Officer, the Chief Technology Officer and the executive director of the Issuer.

Yaqeen Trust I is a trust for the benefit of Mr. Nazar M. Khan and his family members. Mr. Nazar M. Khan is the trustee of Yaqeen Trust I and may be deemed to have the power to direct the disposition of the Common Stock beneficially owned by Yaqeen Trust I. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Nazar M. Khan may be deemed to be a beneficial owner of the Common Stock held for the account of Yaqeen Trust I.

Lake Harriet Holdings was formed in order to acquire, hold and dispose of various investments, including investments in the Issuer. Mr. Nazar M. Khan is the sole manager of Lake Harriet Holdings and may be deemed to have the power to direct the disposition of the Common Stock beneficially owned by Lake Harriet Holdings. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Mr. Nazar M. Khan may be deemed to be a beneficial owner of the Common Stock held for the account of Lake Harriet Holdings.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i)	Mr. Nazar M. Khan is a citizen of the United States of America;
(ii)	Yaqeen Trust I is a Minnesota trust; and
(iii)	Lake Harriet Holdings is a Delaware limited liability company.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 9

Item 3. Source and Amount of Funds or Other Consideration.

Yaqeen Trust I, Lake Harriet Holdings and various trusts for the benefit of Mr. Nazar M. Khan’s family acquired 2,679,857, 909,722 and 4,019,787 shares of the Common Stock, respectively, in connection with the agreement and plan of merger, dated as of June 24, 2021, by and among IKONICS Corporation, a Minnesota corporation (“IKONICS”), the Issuer, Telluride Merger Sub I, Inc., a Minnesota corporation and direct wholly-owned subsidiary of the Issuer (“Merger Sub I”), Telluride Merger Sub II, Inc., a Delaware corporation and direct-wholly owned subsidiary of the Issuer (“Merger Sub II”), and TeraCub Inc. (formerly known as TeraWulf Inc.), a Delaware corporation (“TeraCub”), pursuant to which Merger Sub I merged with and into IKONICS (the “First Merger”), with IKONICS surviving the First Merger, and Merger Sub II merged with and into TeraCub (the “Second Merger”), with TeraCub surviving the Second Merger, with the result that each of IKONICS and TeraCub became direct, wholly-owned subsidiaries of the Issuer (the “Mergers”).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Common Stock reported in this Schedule 13D for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the board of directors of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. The Reporting Persons expect that they will, from time to time, review their investment position in the shares of the Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Common Stock. The Reporting Persons may, from time to time, make additional purchases of shares of the Common Stock either in the open market or in privately negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 99,976,253 shares of the Common Stock issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on December 13, 2021.

(a) and (b)

(i)	As of the date of this Schedule 13D, Mr. Nazar M. Khan may be deemed to be the beneficial owner of 7,609,366 shares of the Common Stock (approximately 7.6% of the Common Stock), 4,019,787 shares of the Common Stock with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instruments of various trusts for the benefit of his family, 2,679,857 shares of the Common Stock with respect to which he has a beneficial interest by virtue of his position as the trustee of Yaqeen Trust I and 909,722 shares of the Common Stock with respect to which he has a beneficial interest by virtue of his position as the sole manager and president of Lake Harriet Holdings. Mr. Nazar M. Khan may be deemed to have shared dispositive power with respect to 4,019,787 shares of the Common Stock held by various trusts for the benefit of his family, sole dispositive power with respect to 2,679,857 shares of the Common Stock held by Yaqeen Trust I and sole dispositive power with respect to 909,722 shares of the Common Stock held by Lake Harriet Holdings. Mr. Nazar M. Khan disclaims beneficial ownership of all such shares of the Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 9

(ii)	As of the date of this Schedule 13D, Yaqeen Trust I may be deemed to be the beneficial owner of 2,679,857 shares of the Common Stock (approximately 2.7% of the Common Stock), which it holds directly. Yaqeen Trust I may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

(iii)	As of the date of this Schedule 13D, Lake Harriet Holdings may be deemed to be the beneficial owner of 909,722 shares of the Common Stock (approximately 0.9% of the Common Stock) it holds directly. Lake Harriet Holdings may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

(c)	The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On December 13, 2021, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with TeraCub, pursuant to which certain initial stockholders of the Issuer will have the right to require the Issuer to have registered, in certain circumstances, the resale under the Securities Act of 1933, as amended, of their shares of the Common Stock constituting registrable securities (as defined in the Registration Rights Agreement), subject to certain conditions set forth in the Registration Rights Agreement. In addition, pursuant to the Registration Rights Agreement, such initial stockholders of the Issuer were granted customary demand and piggyback registration rights, subject to blackout, cutback, lock-up, indemnification and other customary provisions.

References to, and descriptions of, the Registration Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 1 hereto and is incorporated into this Item 6 by reference.

Irrevocable Voting Proxies

Yaqeen Trust I and Lake Harriet Holdings executed irrevocable voting proxies (the “Proxies”) in favor of Mr. Paul B. Prager, the Chief Executive Officer of the Issuer, for a term continuing until February 22, 2024.

References to, and descriptions of, the Proxies set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Proxies, which are filed as Exhibit 2 and 3 hereto and are incorporated into this Item 6 by reference.

Joint Filing Agreement

On December 23, 2021, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached as Exhibit 4 hereto and is incorporated into this Item 6 by reference.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 9

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Registration Rights Agreement, dated as of December 13, 2021, by and between TeraWulf Inc. and TeraCub Inc.

Exhibit 2:	Irrevocable Voting Proxy, dated June 22, 2021, made by Nazar M. Khan as trustee of Yaqeen I Trust.

Exhibit 3:	Irrevocable Voting Proxy, dated June 22, 2021, made by Lake Harriet Holdings, LLC.

Exhibit 4:	Joint Filing Agreement, dated December 23, 2021, as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2021

NAZAR M. KHAN

/s/ Nazar M. Khan

YAQEEN TRUST I By: Nazar M. Khan, as trustee

/s/ Nazar M. Khan

LAKE HARRIET HOLDINGS, LLC

By:	/s/ Nazar M. Khan
Name: Nazar M. Khan
Title: President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).